Exhibit 99.1

News Release

May 21, 2013

TELUS announces approval of Normal Course Issuer Bid for purchase in 2013 of up to $500 million of TELUS shares

Vancouver, B.C. — TELUS Corporation announced today that the Toronto Stock Exchange (TSX) has approved the company’s proposed normal course issuer bid (NCIB) to purchase up to 15 million of its outstanding common shares (up to $500 million), through the facilities of the TSX, the New York Stock Exchange (NYSE) and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations up to December 31, 2013. This represents approximately 2.3 per cent of the current public float of TELUS common shares, and will be purchased only when and if the company considers it advisable. Pursuant to TSX rules, the maximum number of common shares that may be repurchased during the same trading day on the TSX is 513,632 common shares (being 25% of the average daily trading volume of TELUS common shares for the 6 months preceding the date (as adjusted for the April 2013 stock split and the conversion of non-voting shares into common shares) of the NCIB notice to the TSX), subject to certain exceptions for block repurchases. As of May 17, 2013, TELUS had 653,798,896 common shares issued and outstanding.

TELUS will pay the market price at the time of acquisition for any common shares purchased under the NCIB through the facilities of the TSX, the NYSE or alternative trading platforms. TELUS may also, from time to time, purchase common shares outside the facilities of the TSX, the NYSE or alternative trading platforms pursuant to exemption orders, which may be obtained from applicable securities regulatory authorities. Any such private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price as provided in the exemption order.

TELUS is also announcing plans to enter into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting TELUS to purchase shares under its NCIB at such times when TELUS would not be permitted to trade in its shares during internal blackout periods, including regularly scheduled quarterly blackout periods. Under the ASPP, at times it is not subject to blackout restrictions TELUS may, but is not required to, instruct the designated broker to make purchases under its NCIB in accordance with the terms of the ASPP. Such purchases will be determined by the broker in its sole discretion based on parameters established by TELUS prior to any blackout period in accordance with TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. The ASPP has been approved by the TSX and may be implemented as early as June 30, 2013, and from time to time thereafter. All other purchases under the NCIB will be at the discretion of the Company.

The company’s Board of Directors believes that such purchases are in the best interest of TELUS and that such purchases constitute an attractive investment opportunity and desirable use of TELUS’ funds that should enhance the value of the remaining shares. Purchases of common shares pursuant to the NCIB may commence on May 24, 2013, and will end on December 31, 2013. All shares of TELUS purchased pursuant to this notice will be cancelled by TELUS.

Forward Looking Statements

This media release contains statements about future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2013 annual guidance, CEO three-year goals to 2013 for EPS and free cash flow growth to 2013 excluding spectrum costs, semi-annual dividend increases to 2016, ability to sustain and complete multi-year share purchase programs to 2016), qualifications and risk factors referred to in the first quarter Management’s discussion and analysis, in the 2012 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at anytime at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11 billion of annual revenue and 13.2 million customer connections, including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 712,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information about TELUS, please visit telus.com

For more information, please contact

Investor Relations

Ian McMillan

(604) 697-8107

ir@telus.com

Media Relations

Shawn Hall

(604) 619-7913

Shawn.Hall@telus.com